UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V300 and 70788V102

(CUSIP Number)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 18 Pages

Exhibit Index: Page 16

SCHEDULE 13G

CUSIP No. 70788V300 and 70788V102	Page 2 of 18 Pages

1.	Names of Reporting Persons. EIG Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G

CUSIP No. 70788V300 and 70788V102	Page 3 of 18 Pages

1.	Names of Reporting Persons. Raptor Energy GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No. 70788V300 and 70788V102	Page 4 of 18 Pages

1.	Names of Reporting Persons. EIG Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No. 70788V300 and 70788V102	Page 5 of 18 Pages

1.	Names of Reporting Persons. EIG Global Energy Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No. 70788V300 and 70788V102	Page 6 of 18 Pages

1.	Names of Reporting Persons. The R. Blair Thomas 2010 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. 70788V300 and 70788V102	Page 7 of 18 Pages

1.	Names of Reporting Persons. R. Blair Thomas
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. 70788V300 and 70788V102	Page 8 of 18 Pages

1.	Names of Reporting Persons. The Randall Wade 2010 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. 70788V300 and 70788V102	Page 9 of 18 Pages

1.	Names of Reporting Persons. The Kristina Wade 2010 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. 70788V300 and 70788V102	Page 10 of 18 Pages

1.	Names of Reporting Persons. Randall S. Wade
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,499,435
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,499,435
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,435
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.58%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
Page 11 of 18 Pages

Item 1(a).	Name of Issuer:

Penn Virginia Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14701 St. Mary’s Lane, Suite 275, Houston, TX 77079

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	EIG Management Company, LLC (“EIG Management”);

ii)	Raptor Energy GP, LLC (“Raptor GP”);

iii)	EIG Asset Management, LLC (“Asset Management”);

iv)	EIG Global Energy Partners, LLC (“Energy Partners”);

v)	The R. Blair Thomas 2010 Irrevocable Trust (“Thomas Trust”);

vi)	R. Blair Thomas (“Mr. Thomas”)

vii)	The Randall Wade 2010 Irrevocable Trust (“Randall Wade Trust”);

viii)	The Kristina Wade 2010 Irrevocable Trust (“Kristina Wade Trust”); and

ix)	Randall S. Wade (“Mr. Wade”).

This statement relates to Shares (as defined herein) held by (i) a managed account of EIG Management (the “Managed Account”), and (ii) an unaffiliated offshore fund (the “Third-Party Fund”). Raptor GP is the general partner of the Managed Account. Asset Management is the sole member of Raptor GP and EIG Management. Energy Partners owns a majority of, and is the manager of, Asset Management, and in such capacity controls the activities of Asset Management. Thomas Trust, Randall Wade Trust and Kristina Wade Trust are each a member of Energy Partners and in such capacity each control the activities of Energy Partners. Mr. Thomas is the sole trustee of the Thomas Trust and in such capacity controls the activities of the Thomas Trust. Mr. Thomas also serves as the Chief Executive Officer of Energy Partners. Mr. Wade is a trustee of the Randall Wade Trust and the Kristina Wade Trust and in such capacity controls the activities of the Randall Wade Trust and the Kristina Wade Trust. Mr. Wade also serves as the Chief Operating Officer of Energy Partners. None of the Managed Account, Raptor GP or EIG Management, or any of their respective affiliates, exercises voting or investment power over the Shares held by the Third-Party Fund.

The Reporting Persons disclaim beneficial ownership of any Shares held by the Third-Party Fund, and the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of sections 13(d) or 13(g) of the Act, or for any other purpose, the beneficial owner of any securities held by the Third-Party Fund. The Reporting Persons also disclaim being a member of a “group,” as such term is defined in Rule 13d-5(b) under the Act, with the Third-Party Fund or any of its affiliates.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1700 Pennsylvania Ave. NW, Suite 800, Washington, D.C. 20006.

SCHEDULE 13G
Page 12 of 18 Pages

Item 2(c).	Citizenship:

i)	EIG Management is a Delaware limited liability company;

ii)	Raptor GP is a Delaware limited liability company;

iii)	Asset Management is a Delaware limited liability company;

iv)	Energy Partners is a Delaware limited liability company;

v)	Thomas Trust is a trust established in Virginia;

vi)	Mr. Thomas is a citizen of the United States;

vii)	Randall Wade Trust is a trust established in Texas;

viii)	Kristina Wade Trust is a trust established in Texas; and

ix)	Mr. Wade is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”).

Item 2(e).	CUSIP Number:

70788V300 and 70788V102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e)	☒ An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of September 30, 2016, each of the Reporting Persons may be deemed the beneficial owner of 1,499,435 Shares, which amount includes: (A) 758,565 Shares held for the account of the Managed Account; and (B) 740,870 Shares held for the account of the Third-Party Fund. Each of the Reporting Persons disclaims beneficial ownership of any Shares held by the Third-Party Fund.

Item 4(b)	Percent of Class:

As of September 30, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 10.58% of Shares outstanding. (There were 14,175,596 Shares outstanding as of September 12, 2016, according to the Issuer’s current report on Form 8-K, filed September 15, 2016.)

Item 4(c)	Number of Shares of which such person has:

Reporting Persons:

(i) Sole power to vote or to direct the vote:	0

(ii) Shared power to vote or to direct the vote:	1,499,435

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	1,499,435

SCHEDULE 13G
Page 13 of 18 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Each of the Managed Account and the Third-Party Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EIG Management Company, LLC

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

Raptor Energy GP, LLC

By:	EIG Asset Management, LLC, its sole member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG Asset Management, LLC

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

EIG Global Energy Partners, LLC

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel

Page 15 of 18 Pages

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
Name:	R. Blair Thomas
Title:	Trustee

R. Blair Thomas

/s/ R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title:	Trustee

Randall S. Wade

/s/ Randall S. Wade

October 11, 2016

Page 16 of 18 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	17